DC

NO ACT
P.E 1-7-03
132-2332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03006927

February 5, 2003

Anthony J. Horan
Corporate Secretary
Senior Vice President
Office of the Secretary
J.P. Morgan Chase & Co.
270 Park Avenue
Floor 35
New York, NY 10017-2070

Act 1934
Section
Rule 14A-8
Public Availability 2/5/2003

Re: J.P. Morgan Chase & Co.
Incoming letter dated January 7, 2003

Dear Mr. Horan:

This is in response to your letter dated January 7, 2003 concerning the shareholder proposal submitted to J.P. Morgan Chase by Hans R. Reinisch. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 25 2003
THOMSON
FINANCIAL

Enclosures

cc: Hans R. Reinisch
170 West End Avenue
Apartment 6M
New York, NY 10023

CRGW

JPMorganChase

Anthony J. Horan

Corporate Secretary
Senior Vice President
Office of the Secretary

RECEIVED
2003 JAN -8 PM 6:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 7, 2003

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Stockholder Proposal by J.P. Morgan Chase & Co.
Pursuant to Rule 14a-8: Hans R. Reinisch

Ladies and Gentlemen:

On behalf of J.P. Morgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2003 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by Hans R. Reinisch (the "Proponent") by letter dated November 25, 2002 (the "Proposal"). The Proposal is attached hereto at Exhibit A.

The Company intends to omit the Proposal in accordance with Rule 14a-8(i)(7).

Our 2002 Annual Meeting of Stockholders is scheduled to be held on May 20, 2003, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2003. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal Addresses "Ordinary Business" – Rule 14a-8(i)(7)

The Proponent has requested that the following resolution be included in the Company's Proxy Materials:

> "RESOLVED, that the annual shareholder meeting of J.P. Morgan Chase & Co. be held at least every second year in New York City where the company is headquartered, and that all annual meetings, regardless of where they are held, be readily accessible to public transportation.

The Company believes that the determination of the location of the annual meeting of stockholders is a matter appropriately within the conduct of its ordinary business. Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. The Commission has stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to the management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct stockholder oversight. However, proposals relating to such matters that focus on sufficiently significant social policy issues generally would not be considered excludable because they transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for stockholder vote. The second consideration is whether the proposal seeks to micromanage the Company. Exchange Act Release No. 34-40018 (available May 21, 1998).

The Company believes that the task of scheduling and planning an annual meeting of stockholders is a task that is so fundamental to the management's ability to run the Company on a day-to-day basis that it could not, as a practical matter, be subject to direct stockholder oversight. The selection of an annual meeting location involves the consideration of numerous business and administrative factors. These factors, such as cost, facility availability, stockholder base, management availability, the availability of resources and staffing for the meeting as well as general corporate goals, are clearly within the purview of a Company's ordinary business operations. Management is in the better position to balance these numerous factors and determine the most appropriate location for an annual meeting of stockholders. To involve the stockholders in the consideration of such factors and the ultimate determination of the location of the annual meeting is impractical, if not impossible. In addition, the delegation of this determination to the stockholders infringes and intrudes upon the ordinary business operations of the Company.

The Staff has consistently agreed that the determination of the location of a company's annual stockholder meeting is a matter relating to the company's ordinary business operations and, thus, may be excluded from the company's proxy statement. See Verizon Communications Inc. (available February 25, 2002) (requesting that the board be restricted to holding its annual meeting in the former NYNEX and Bell Atlantic territories); Edison International Southern California Edison Company (available, January 30, 2001) (requesting that all annual meetings of shareholders be held within the Southern California Edison Co. Service territory); PG&E Corporation (available January 12, 2001) (requesting that all annual meetings be held at the company headquarters city of San Francisco in at least 2 out of every 3 years); National Fuel Gas Company (available December 8, 2000) (requesting that the next annual meeting, and at least every third one thereafter, be held in Western New York or Northwestern Pennsylvania); The Walt Disney Company (available October 18, 1999) (requesting that the annual meetings alternate between California and Florida). Therefore, the Company believes that the Proposal may be properly excluded from our Proxy Materials as a matter of ordinary business based on Rule 14a-8(i)(7).

* * *

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

cc: Hans R. Reinisch
Jeremiah Thomas, Esq.

Exhibit A

Hans R. Reinisch's Proposal

Attached hereto as separate PDF attachment

BY HAND

Hans R. Reinisch
170 West End Avenue
Apartment 6M
New York, N.Y. 10023

November 25, 2002

The Secretary (Anthony J. Horan)
Corporate Headquarters
J.P. Morgan Chase & Co.
270 Park Avenue
New York N.Y. 10017-2070

SHAREHOLDER PROPOSAL

Dear Mr. Horan:

I am sending you herewith a Shareholder Proposal for the 2003 annual meeting of J. P. Morgan Chase & Co.

"RESOLVED: That annual shareholder meetings of J.P. Morgan Chase & Co. be held at least every second year in New York City where the company is headquartered, and that all annual meetings, regardless of where they are held, be readily accesible to public transportation."

"SUPPORTING STATEMENT: Since New York remains the financial and media capital of the United States depite that horrendous terrorist attack on September 11, 2001, it makes sense that the annual meetings be held in New York City, where J. P. Morgan Chase & Co. is headquartered.

It is very troubling that the year New York was subjected to a terrible terrorist attack J. P. Mprgan Chase & Co. decides to trun its back on New York,where its corporate headquarters are located and hold its annual meeting elsewhere. Even if the annual meeting location had beeen decided upon prior to the attack it would have been relatively simple to reverse that decision -- and in the process save a lot of money on transportation and hotel costs alone since so many corporate officers would not have to go through the trouble of flying to Florida. Everything should be done to reduce costs and I hope that our institutional shareholders will ~~will~~ support this sensible resolution."

Respectfully submitted,

Hans R. Reinisch

Hans R. Reinisch

P.S. I am the holder of 1640 shares of J. P. Morgan Chase & Co.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: J.P. Morgan Chase & Co.
Incoming letter dated January 7, 2003

The proposal relates to the location of J.P. Morgan Chase's annual meetings.

There appears to be some basis for your view that J.P. Morgan Chase may exclude the proposal under rule 14a-8(i)(7), as relating to the company's ordinary business operations (i.e., the location of J.P. Morgan Chase's annual meetings). Accordingly, we will not recommend enforcement action to the Commission if J.P. Morgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gail A. Pierce
Attorney-Advisor